Exhibit 99.1

Ninetowns Schedules Third Quarter 2005 Results Conference Call

Friday October 14, 8:41 am ET

BEIJING, Oct. 14 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News) announced today that it will hold a conference call with investors and analysts on November 15, 2005 at 7:00 a.m. in Beijing to discuss results for the Company's third quarter 2005. This will be 6:00 p.m. on November 14, 2005 in New York.

The news release announcing the third quarter 2005 results will be disseminated after the Nasdaq stock market closes on November 14, 2005 in New York.

The dial-in number for the live audio call beginning at 7:00 a.m. Beijing time on November 15, 2005 (6:00 p.m. in New York on November 14, 2005) is +1-617-614-3670, and the passcode is 52293094. A live webcast of the conference call will be available on Ninetowns' website at http://www.ninetowns.com/english.

A replay of the call will be available from 9:30 a.m. Beijing time on November 15, 2005 (8:30 p.m. in New York on November 14, 2005) through 9:30 a.m. on November 22, 2005 in Beijing (8:30 p.m. in New York on November 21, 2005) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/english. The passcode to access the call replay is 66478775.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns' clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:
Lisa Zheng
Investor Relations
Ninetowns Digital World Trade Holdings Limited
(+86-10) 6588-2256
ir@ninetowns.com

David Pasquale, EVP
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

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Source: Ninetowns Digital World Trade Holdings Limited